TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Message from the President

On behalf of the Board of Directors, I am pleased to update you on the business plan for the company and progress of Pacific North West Capital Corp. (“PFN, the “Company”) for 2011 thus far as well as our goals and objectives for the balance of this year and beyond.

PFN is a mineral exploration company focused on the exploration and development of platinum group metals (PGM), precious and base metals.  Management’s corporate philosophy is to be a project generator, explorer and operator with the objective to option or joint venture our mineral projects with major mining companies through to the development stage and onto production or sale of the asset.  PFN’s corporate strategy for 2011 has been to focus on advancing its flagship project, the River Valley PGM project, one of North America’s newest and largest undeveloped PGM deposits (the project also has additional metal credits of gold, rhodium, copper and nickel) as well as maintain our aggressive search for new assets and exploration programs.  Negotiations to acquire Anglo Platinum’s 50% share of the River Valley took over two and half years to complete and closed in April 2011, making the world’s largest PGM producer, Anglo Platinum, one of our largest shareholders. Now with 100% ownership of River Valley, PFN is poised to advance the project through to feasibility.  Please review the River Valley section of this report for a more detailed overview of this project.

In special situations PFN is prepared to become a majority shareholder of a new public company (NPC) in order to continue the development of specific core or non-core assets or new acquisitions.  The dilution necessary to fund certain projects through their various stages of development is a key issue and concern to both our shareholders and management of PFN.  Utilizing a NPC that is dedicated to a specific project and commodity and has the structure to allow a series of financings to take place is a proven and effective method to continue the development of select projects.  PFN will continue to participate in the upside of any project vended to a NPC through its ownership of shares.

PFN’s management has evaluated the possibility of vending its 60% interest in the Destiny Gold Project in Val d’Or, Quebec,  into the newest International Metals Group (IMG) company, Next Gen Metals Inc (TSX.V:N).  In order to continue to advance the Destiny project, significant manpower and capital would have to be diverted from management’s PGM objectives.

President's Message	AGM 2011

Under the proposed agreement, PFN will hold a majority interest in Next Gen Metals which will raise the capital needed to advance the project, mostly through advanced stage exploration and if warranted, scoping and feasibility studies.  The ownership of shares will allow PFN shareholders to participate in the upside of Next Gen as they continue to advance the Destiny Gold Project.

PFN is well-funded, has an experienced management team, and has the ability to take advantage of the tremendous acquisition opportunities presented by current market conditions. The Company's focus is to continue to build its portfolio of PGM and base metals projects in North America with a specific emphasis on Canadian and Alaskan projects.  The Company has plans to add additional technical personnel with experience in platinum group and base metals to accomplish its objectives.

2010/2011 ACCOMPLISHMENTS

  In April 2011, after 2.6 years of negotiations, PFN finalized 100% acquisition of the River Valley PGM Project, one of North America’s newest and largest standalone PGM projects with excellent upside exploration potential.
  Anglo Platinum, the world’s largest platinum producer becomes a 12% shareholder of PFN as of January 2011 as a result of the sale of their 50% of the River Valley project and related equipment and a 100% property.
  5M, 15,500 metre River Valley drill program in progress
    Excellent results to date (see press releases dated 31May2011, 22June2011, 06July2011)
    New NI 43-101 slated for end of Q1 2012
  New NI 43-101 completed for Destiny Gold Project, Québec
    See press release dated January 24, 2011
    The DAC mineral resources were developed on five parallel gold bearing zones at a gold cut-off grade of 0.5 g/t Au, and the five zones contain an Indicated Resource of about 10.8 million tonnes with an average grade of 1.05 g/t gold. The Inferred Resource totals 8.3 million tonnes with an average grade 0.92 g/t gold.
      Indicated Resource  of 364,000 ounces gold
      Inferred Resource of 247,000 ounces gold
    Plan to vend PFN’s 60% option on Destiny to Next Gen Metals Inc (TSX.V:N) to allow for method to continue funding and have PFN shareholders control a majority interest in Next Gen
  New NI 43-101 completed for Rock & Roll Polymetallic Project, British Columbia
    Indicated Resource containing:
      2,155,679 tonnes grading 0.68 g/t gold (47,040 contained oz of Au), and 82.7 g/t silver (5,734,445 contained oz of Ag) at a cut‐off grade of 0.5 g/t AuEq5,734,445 ounces silver.
      Including 10,500,833 lbs copper, 10,399,960 lbs lead and 44,522,995 lbs Zinc.
      Management currently finalizing fundraising and development plan
President's Message	AGM 2011

  Fire River Gold Corp’s (TSX.V:FAU, OTCQX:FVGCF, FSE:FWR) Nixon Fork Gold Mine
    PFN holds 5,152,500 common shares and 2,487,500 warrants of FAU
    Commissioning of the mill – July 2011
    Commercial production – Q4 2011
  Senior technical and administrative staff/consultants added to help achieve objectives
  Recent financings maintain a strong treasury and attract key institutional shareholders
  Aggressive ongoing acquisition program – new projects to be announced in Canada and Alaska
  Fundamental Research initiated analyst coverage (contact info@pfncapital.com for the report)

PROJECT UPDATES

RIVER VALLEY PLATINUM GROUP METALS (PGM) – ONTARIO, CANADA

The River Valley property is located in Dana Township and in the southwest corner of Pardo Township, Ontario, which is about 20 km northwest of the village of River Valley and about 60 km east of Sudbury, Ontario, one of Canada’s most prominent mining districts with over 100 years of production and with facilities geared to PGM production that have extra mining and smelting capacity available.

The project has excellent road accessibility, water, power and is in a well-established mining district.

President's Message	AGM 2011

KEY HIGHLIGHTS OF THE RIVER VALLEY PROJECT

  One of the only major PGM discoveries in North America in the past two decades
  100% ownership as of April 2011 – 2.6 years of negotiations to acquire 50% of the project from world’s largest platinum producer, Anglo Platinum who owns approximately a 9% of PFN’s shares
  Anglo Platinum expended approximately $22M on exploration since 1999
  Renewed investor interest in PGMs and Gold
  As of July 25th 2011
    Palladium:    $ 804.00 USD
    Platinum:       $ 1786.00 USD
    Gold:              $ 1614.00 USD
    Rhodium, Copper and Nickel credits
  Three NI 43-101's completed to date
    Measured & Indicated resource – 19.3 million tonnes containing:
      733,000 ounces palladium (1.18 g/t)
      245,100 ounces platinum (0.39 g/t)
      43,600 ounces gold (0.07 g/t)
  550 holes drilled by end of 2006 – 32 holes/7800 metres drilled in 2011
  Exploration upside considered to be excellent
  Aggressive 2011 exploration program in progress
  $5 million, 15,500 metre exploration and drill program producing excellent results to date
    Phase 1A exploration program, consisting of more than 3700m drilling and more than 85 line km 3D IP was completed in May 2011
    Phase 1B exploration program consisting of more than 4000m of drilling and 55 line km 3D IP commenced in May 2011 and was completed in June 2011
    Phase 1C exploration is slated to commence in August 2011 and will include more than 5000m of drilling
  Results of drill hole DB010 and DN011:
    3.50 gpt, (0.10opt), 3E over 53 metres (173.8 ft) in hole DN011 including 3.89 gpt, (0.11 opt), 3E over 13m (42.6ft)
      including 8.00 gpt, (0.23 opt), 3E over 11m (36.1ft)
    And 2.38 gpt, (0.07 opt), 3E over 14 meters (45.9ft)
      including 4.09 gpt, (0.12 opt), 3E over 4m (13.1ft)
    1.59 gpt, (0.05 opt), 3E over 18 meters (59.0 ft) in hole DN010 including 2.16 gpt, (0.06 opt), 3E over 5m (16.4ft)
  River Valley PGM Project objectives:
    Management’s objective for River Valley is to prove sufficient reserves to establish a multi-million tonne open pit PGM bulk mineable project. Conclude a series of exploration programs including ground geophysics to generate new drill targets.
President's Message	AGM 2011

    Complete multiple drill campaigns to test new targets and update the NI 43-101 compliant resource estimate; within 12 months (Spring 2012).
    Preliminary Economic Assessment (PEA): in 18 months
    Commence Pre -Feasibility in 36 months.
  New 3D IP technology being utilized which is producing new and additional drill targets to expand current resource
  9 kilometer prospective horizon with past resource discoveries made with limited drilling that needs to be followed up on throughout the entire project

DESTINY GOLD PROJECT – QUEBEC, CANADA

KEY HIGHLIGHTS OF THE DESTINY GOLD PROJECT

  The project has excellent infrastructure.  It is road accessible with water, power and with industrial grade transport readily available in one of Canada’s best known mining areas, located in Quebec.
  2011 NI 43-101 compliant resources at a 0.5 g/t gold cut-off grade completed by Wardrop
    10,825,500 tonnes, 1.05 g/t, 364,530 oz gold (indicated)
    8,330,400 tonnes, 0.92 g/t, 247,590 oz gold (inferred)
  Deposits are open along strike and down-dip.  Great potential for more discoveries within the project area
  PFN has an option to earn 60% of the project with Alto Resources (TSX.V:ATV)
  Currently finalizing technical and financial plans to advance project to next stage of development

President's Message	AGM 2011

ROCK AND ROLL POLYMETALLIC PROJECT
BRITISH COLUMBIA, CANADA

KEY HIGHLIGHTS OF THE ROCK AND ROLL POLYMETALLIC PROJECT

  Drill highlights include intersections up to 1.31 g/t gold, 296.2 g/t silver, 0.46% copper, 1.25% lead, and 3.99% zinc over 3.14 meters in drill hole RR09-107
  Open along strike and at depth
  Phase II exploration program was completed at 2010
  First NI 43-101 compliant resource completed April 2011
    2,155,679 tonnes grading 0.68 g/t gold (47,040 contained oz gold) and 82.7 g/t silver (5,734,445 contained oz silver) at a cut-off grade of 0.5 g/t AuEq
    Including 10,500,833 lbs Copper, 10,399,960 lbs Lead and 44,522,995 lbs Zinc
  Numerous new airborne geophysical anomalies remain to be tested outside of known zones of mineralization
  Currently finalizing technical and financial plans to advance project to next stage of development

MAJOR SHAREHOLDER IN FIRE RIVER GOLD CORP.

  PFN sold the Nixon Fork Gold Mine to Fire River Gold Corp (TSX.V:FAU) in September 2009.  PFN continues to participate in the upside of Nixon Fork Gold Mine through its share ownership of FAU (insert shares).
  PFN holds 5,152,500 common shares and 2,487,500 warrants of FAU
  The Nixon Fork Gold Mine is a fully permitted gold mine with silver and copper credits and is scheduled for commercial production by Q4 2011.

President's Message	AGM 2011

ONGOING PROJECT SEARCH AND ACQUISITION STRATEGY

  Focus on underfunded, advanced stage projects
  Projects with demonstrated resources
  Major focus on new PGM projects in Ontario and Alaska
  Continued aggressive stance on global PGM, gold and base metals exploration and development

The junior exploration sector has suffered considerably from the recent global economic crisis.  However the first five months of 2011 provided the junior market with excellent liquidity, increasing share prices and the ability to raise equity to further Pacific North West Capitals objective.  Through to July, some gains have been marginalized but metal prices have remained strong and demand is going up; analysts that focus on platinum group metals point to growing demand for the metals and strong pricing over the foreseeable future.  The directors and management of PFN are very optimistic about our company and its projects and look forward to continuing to provide you with the positive results from our project for the balance of this year’s exploration activities.

For further information on your Company, please visit our website at www.pfncapital.com or email us at info@pfncapital.com.

On behalf of the Board of Directors, and your Company's management, I wish to thank you for your continued support.

Yours sincerely,

Harry Barr
President and CEO

President's Message	AGM 2011